Exhibit 21.1

List of Subsidiaries

The following are the subsidiaries of Ingenium Capital Corporation, Inc., a Nevada Corporation:

Name of Subsidiary	Jurisidiction of Incorporation	Percentage of Interest Owned
Ingenium Capital B.C. Ltd.	British Columbia	100% Owned